October 24, 2007	F. Alec Orudjev Direct Phone (202) 912-4842 Direct Fax (202) 912-4830 aorudjev@cozen.com
VIA HAND DELIVERY Mr. Duc Dang Attorney-Advisor Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:

The Quantum Group, Inc. (the “Company”)

Amendment No. 4 to Registration Statement on Form SB-2

Filed September 25, 2007

File No. 333-142990

Dear Mr. Dang:

This firm represents the Company in connection with the above-referenced filing. The purpose of this letter is to provide the Company’s responses to the October 16, 2007 comment letter (the “Comment Letter”) to Mr. Noel J. Guillama, Chief Executive Officer of the Company.

This letter indicates how the Company proposes to amend the above-referenced filing to respond to your comments and provides certain supplemental information requested by you in the Comment Letter.  For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s responses, which where appropriate contain cross-references to specific discussions and/or pages in the amended filings referred to above.  Also, for your convenience, we include a redlined draft of the Prospectus disclosures in response to your comments.

1.

Please revise to provide dilution disclosure or tell us why such disclosure is not required.  Please refer to Item 506 of Regulation SB.

Response:

Please note that dilution disclosure has been added and now appears on p. 21 of the revised prospectus.

2.

Based on the number of Class A and B warrants that are included in your units being registered, it is not clear why the registration fee table includes the registration of 7.5 million shares underlying each of the classes of warrants being issued.  Please clarify.

Mr. Duc Dang

Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

_______________________________________

Response:

Please note that the number of shares underlying each of the classes of warrants being issued was inadvertently included in error.  The numbers should be 3,750,000 for each classes.  The revised registration fee table reflects the corrected number of shares.

3.

We reissue comments seven and eight.  Please revise the risk factor that begins with “future sales of our common stock” on page 15 to include the total number of shares issuable pursuant to the conversion of bridge shares and notes.  In this connection, please revise the heading, the narrative, and the first paragraph to disclose that you intend to file a registration statement for such shares, quantifying the number, immediately after this registration statement is effective.

Response:

The risk factor in question has been revised in response to the comment above and now appears on p. 15 of the revised prospectus.

4.

In the summary, risk factors and elsewhere that you discuss the possible conversion of bridge units (and the securities underlying them), please revise to highlight the discount embedded in such conversion.  For instance, we note that  based on the first two bullet points on page four, it appears that investors in the bridge units will get units similar to those being registered at a conversion price that is a significant discount to the public offering price of the units.  As an example, when discussing the conversion of one bridge unit, which consisted of a note and 6,061 bridge shares, clarify how that $50,000 investment would result in the number of units similar to those being registered and compare that to the offering price.

Response:

The conversion references have been revised to include a statement the conversions will take place at a 30% discount to the unit price in this offering.  These revisions have been throughout the revised document, including, without limitation, on pp. 4, 15 and 59 of the revised prospectus.

5.

We note your disclosure in footnote 1 to the Use of Proceeds table on page 18 that you intend to reallocate the net proceeds in the event the Bridge Notes are converted.  Please revise to provide a chart to show the proceeds in the event all the Bridge Notes are converted and assuming 50% of the Bridge notes are converted.  As currently disclosed, it is unclear how the proceeds will be reallocated in the event of a conversion.

Response:

Footnote 1 to the Use of Proceeds table has been revised to include the requested information.  Furthermore, the Use of Proceeds table has been expanded to address the comment and now appears in its entirety on p. 19 of the revised prospectus.

6.

We note your response to comment two that you have revised the beneficial ownership table on pages 55-57 to reflect the shares underlying your outstanding convertible securities.  Please revise the figures in the table to reflect the ownership based on shares underlying the outstanding convertible securities.

Mr. Duc Dang

Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

_______________________________________

Response:

Please note that the beneficial ownership table and notes thereto have been revised, as applicable, in response to the above comment.

7.

Your disclosure of bridge shares on page 59 does not appear consistent with that in the first bullet point on page 4.  Please revise to reconcile or tell us how the disclosure of 937,907 bridge shares on page 4 is consistent with the disclosure of 6,061 bridge shares on page 59.  We direct your attention to the disclosure that you sold 121 bridge units, which should result in 733,381 bridge shares.

Response:

Please note that bullet points on page 4 have been revised and reconciled to address the above comment.  Namely, the Company issued 177,232 bridge shares in relation to financing, interim bridge loans, prior to the three August 2006 – March 2007 private placements. These shares, in turn, would convert into 147,600 units or 295,200 shares of common stock.  The Company also issued 27,274 bridge shares in connection with loans similar to the interim bridge loans.  In turn, these shares are exchangeable into 22,500 units or 45,000 shares of common stock.  Finally, the Company issued 733,401 bridge shares in connection with the August 2006 – March 2007 private placements, which are exchangeable into 605,000 units or 1,210,000 shares of common stock.  To sum up, the Company issued 937,907 bridge shares which are exchangeable into 775,100 units or 1,550,200 shares of common stock.  The 937,907 bridge shares must be surrendered which would leave 612,293 additional shares outstanding.

8.

Please revise the disclosure on page 59-62 to clearly disclose the number of securities that could be issued to the bridge unit investors.

Response:

Please note that the disclosures appearing on pp. 59-62 have been revised to address the comment.

9.

Please file the legality opinion.

Response:

A copy of the legal opinion has been filed as Exhibit 5.1 to the registration statement.

* * * * * * * * * *

The Company hereby acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * *

Mr. Duc Dang

Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

_______________________________________

We would appreciate the cooperation of the staff in working with us to address any further comments that the staff may have on the Company’s filings.  We welcome the opportunity to speak with staff members directly in an effort to expedite the review process.

Sincerely,

COZEN O'CONNOR

By:	/s/ F. Alec Orudjev